SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities and Exchange Act of 1934

(Amendment No. 1)*

Builders FirstSource, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

12008R 10 7

(CUSIP Number)

Robert Robotti c/o Robotti & Company, Incorporated
6 East 43rd Street, 23rd Floor
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 15 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 12008R 10 7	Page 2 of 15 Pages

1.	Names of Reporting Persons Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 5,083,660

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 5,083,660

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
5,083,660

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
5.3%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 12008R 10 7	Page 3 of 15 Pages

1.	Names of Reporting Persons Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 2,941,511

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 2,941,511

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,941,511

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
3.0%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 12008R 10 7	Page 4 of 15 Pages

1.	Names of Reporting Persons Robotti & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 66,450

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 66,450

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
66,450

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 12008R 10 7	Page 5 of 15 Pages

1.	Names of Reporting Persons Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 2,859,711

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 2,859,711

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,859,711

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
3.0%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 12008R 10 7	Page 6 of 15 Pages

1.	Names of Reporting Persons Suzanne Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 30,000

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: 30,000

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 12008R 10 7	Page 7 of 15 Pages

1.	Names of Reporting Persons Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 2,112,149

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 2,112,149

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,112,149

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.2%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 12008R 10 7	Page 8 of 15 Pages

1.	Names of Reporting Persons Ravenswood Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 2,112,149

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 2,112,149

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
2,112,149

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
2.2%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 12008R 10 7	Page 9 of 15 Pages

1.	Names of Reporting Persons The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 1,505,150

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 1,505,150

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,505,150

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
1.6%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 12008R 10 7	Page 10 of 15 Pages

1.	Names of Reporting Persons Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 606,999

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 606,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
606,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 12008R 10 7	Page 11 of 15 Pages

                 This Statement on Schedule 13D Amendment No. 1 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Initial Statement of Beneficial Ownership on Schedule 13D (the "Initial Statement," and as so amended, the "Schedule 13D") relating to shares of the Common Stock, Par Value $0.01 Per Share (the "Common Stock"), of Builders FirstSource, Inc. (the "Issuer"), filed on February 9, 2010 with the Commission as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 2.	Identity and Background

Item 2 of the Initial Statement is hereby amended and restated to read as follows:

                 (a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company, LLC ("Robotti & Company"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Suzanne Robotti, Kenneth R. Wasiak ("Wasiak"), Ravenswood Management Company, L.L.C. ("RMC"), The Ravenswood Investment Company, L.P.("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti & Company, Robotti Advisors, Suzanne Robotti, Wasiak, RMC and RIC, the "Reporting Persons").

               Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company of Robotti & Company and Robotti Advisors.  Robotti & Company, a New York limited liability company, is a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended ("Exchange Act").  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.

Suzanne Robotti is a United States citizen and the wife of Mr. Robotti.

               Mr. Wasiak is a United States citizen whose principal occupation is serving as a consultant in the accounting firm of Pustorino, Puglisi & Company, P.C.  Each of Messrs. Robotti and Wasiak are Managing Member of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC and RI, New York limited partnerships, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.

               The address of each of the Reporting Persons other than Mr. Wasiak, RMC, RIC, and RI is 6 East 43rd Street, 23rd Floor, New York, NY, 10017.  RMC's, RIC's, and RI's address is 104 Gloucester Road, Massapequa, New York 11758.  Mr. Wasiak's business address is 515 Madison Avenue, New York, New York 10022.

                Executive Officers and Directors:

                In accordance with the provisions of General Instruction C to Schedule 13D information concerning executive officers and directors of ROBT, Robotti & Company, and Robotti Advisors included in Schedule A hereto and is incorporated by reference herein.

              (d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Statement is hereby amended and restated to read as follows:

                 The aggregate purchase price of the 15,350 shares of Common Stock held by ROBT is $51,698.47 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by ROBT were paid for using its working capital.

SCHEDULE 13D
CUSIP No. 12008R 10 7			Page 12 of 15 Pages

                The aggregate purchase price of the 66,450 shares of Common Stock held by Robotti & Company is $240,874.96 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Company were paid for using the personal funds of its discretionary customers.

                 The aggregate purchase price of the 2,859,711 shares of Common Stock held by Robotti & Advisors is $9,895,919.07 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Robotti & Advisors were paid for using the personal funds of its advisory clients.

                 The aggregate purchase price of the 30,000 shares of Common Stock held by Suzanne Robotti is $101,273.00 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by Suzanne Robotti were paid for using her personal funds.

                The aggregate purchase price of the 1,505,150 shares of Common Stock held by RIC is $5,328,681.37 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital.

                The aggregate purchase price of the 606,999 shares of Common Stock held by RI is $2,141,280.31 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RI were paid for using its working capital.

Item 4.			Purpose of Transaction

Item 4 of the Initial Statement is hereby amended to add the following:

On January 26, 2011, the Reporting Persons sent a letter to the Issuer recommending Mr. Joseph Korn as a conadidate for the Issuer's Board of Directors.

Item 5.			Interest in Securities of the Issuer

                (a)-(b) As of January 31, 2011, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Common Stock	Number of Common Stock: Sole Power to Vote or Dispose	Number of Common Stock: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(6)(7)(8)	5,083,660	0	5,083,660	5.25%
ROBT (1)(2)(3)(4)	2,941,511	0	2,941,511	3.04%
Robotti & Company (1)(3)	66,450	0	66,450	**
Robotti & Company Advisors(1)(4)	2,859,711	0	2,859,711	2.95%
Suzanne Robotti(1)(5)(6)	30,000	30,000	0	**
Wasiak (1)(7)(8)	2,112,149	0	2,112,149	2.18%
RMC (1)(7)(8)	2,112,149	0	2,112,149	2.18%
RIC (1)(7)	1,505,150	0	1,505,150	1.55%
RI (1)(8)	606,999	0	606,999	**

SCHEDULE 13D
CUSIP No. 12008R 10 7			Page 13 of 15 Pages

                 *Based on 96,871,621 shares of Common Stock, Par Value $0.01 per share outstanding as of October 26, 2010 as disclosed in the Issuer's Quarterly Report on Form 10-Q, for period ended September 30, 2010.

               **Less than one percent.

                (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by the other Reporting Persons except to the extent of such Reporting Person's pecuniary interest therein, if any.
                (2) Mr. Robotti shares with ROBT the power to vote or direct the vote, and shares the power to dispose or direct the disposition, of 15,350 shares of the Common Stock owned by ROBT.
                (3) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 66,450 shares of Common Stock owned by the discretionary customers of Robotti & Company.
                (4) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 2,859,711 shares of Common Stock owned by the advisory clients of Robotti Advisors.
                (5) Suzanne Robotti has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition, of 30,000 shares of Common Stock.

                (6) Mr. Robotti may be deemed to be the beneficial owner of the shares of Common Stock set forth in footnote (5) above, through his marriage to Suzanne Robotti.

                (7) Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 1,505,150 shares of Common Stock owned by RIC.
                (8) Each of Messrs. Robotti and Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 606,999 Common Stock owned by RI.

                (c) The table below lists all the transactions in the Issuer's Common Stock in the past sixty days by the Reporting Persons.  All such transactions were made by Robotti & Company and Robotti Advisors in the open market.

Transactions in Shares Within The Past Sixty Days

Party	Date of Purchase/ Sale	Number of Common Stock	Buy/Sell	Price Per Unit

Robotti Advisors' Advisory Clients	12/06/2010	(5,154)	SELL	$1.7201
Robotti Advisors' Advisory Clients	12/09/2010	(4,188)	SELL	$1.7791
Robotti & Company's Discretionary Customers	12/30/2010	(14,000)	SELL	$1.822
Robotti Advisors' Advisory Clients	01/06/2011	(8,627)	SELL	$1.95
Robotti Advisors' Advisory Clients	01/12/2011	9,750	BUY	$2.05
Robotti Advisors' Advisory Clients	01/20/2011	875	BUY	$2.18

(d)

Robotti & Company's discretionary customers and Robotti Advisors' clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock beneficially owned by the Reporting Persons.

(e)			Not Applicable.

SCHEDULE 13D
CUSIP No. 12008R 10 7			Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	January 31, 2011

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

	/s/ Suzanne Robotti		/s/ Kenneth R. Wasiak

	Suzanne Robotti		Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.			Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member
		By:	/s/ Robert E. Robotti

Ravenswood Investments III, L.P.			Name: Robert E. Robotti
Title: Managing Member
By:	Ravenswood Management Company, L.L.C.
Its General Partner

By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member

SCHEDULE 13D
CUSIP No. 12008R 10 7	Page 15 of 15 Pages

Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of the corporations named below as of the date hereof.

Robotti & Company, Incorporated, Robotti & Company, LLC, and Robotti & Company Advisors, LLC

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	6 East 23rd Street, 23rd Floor, New York, New York 10017

Name:	Joseph E. Reilly
(Director, Secretary)
Citizenship:	U.S.A.
Principal Occupation:	Director and Secretary, Robotti & Company, Incorporated
Business Address:	6 East 23rd Street, 23rd Floor, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Consultant, Pustorino, Puglisi & Co., P.C.
Business Address:	515 Madison Avenue, New York, New York 10022

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